Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) for Iris Energy Limited should be read together with our unaudited interim consolidated financial statements for the three- and six-months ended December 31, 2023 and the related notes thereto included elsewhere in the Report on Form 6-K of which this MD&A forms a part (this “Form 6-K”), and our audited consolidated financial statements as of and for the fiscal year ended June 30, 2023 and the related notes included in our Annual Report on Form 20-F for the year ended June 30, 2023 (our “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov. This MD&A is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “Canadian dollars,” “CAD” or “C$” are to the Canadian dollar, the official currency of Canada. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB”.

Unless otherwise indicated or the context otherwise requires, all references in this MD&A to the terms “the Company,” “the Group,” “our,” “us,” and “we” refer to Iris Energy Limited and its subsidiaries.

The consolidated financial statements which accompany this MD&A and are included in this Form 6-K are presented in U.S. dollars, which is Iris Energy Limited’s presentation currency. We prepared our unaudited interim consolidated financial statements for the three- and six-months ended December 31, 2023 and 2022 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in U.S. dollars, our presentation currency.

Our fiscal year ends on June 30. References in this MD&A to a fiscal year, such as “fiscal year 2024,” “fiscal year 2023” and “fiscal year 2022” relate to our fiscal year ended on June 30 of that calendar year.

Amounts in this MD&A have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

Forward-Looking Statements

Some of the information contained in this MD&A, including information with respect to our plans and strategy for our business, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. Actual results may differ materially from those contained in any forward-looking statements.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	Bitcoin price and foreign currency exchange rate fluctuations;
•	our ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate our expansion plans;
•
the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require us to comply with onerous covenants or restrictions, and our ability to service our debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations;

•
our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites and its ability to diversify into the market for high-performance computing (“HPC”) solutions we may offer;

•	our limited experience with respect to new markets we have entered or may seek to enter, including the market for HPC solutions;
•	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•	expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions we offer;
•	our ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to our strategy to expand into HPC solutions;
•	our ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties;
•	our ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all;
•	the risk that any current or future customers or counterparties may terminate, default on or underperform their contractual obligations;
•	Bitcoin global hashrate fluctuations;
•	delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects;
•	our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties;
•	expectations regarding availability and pricing of electricity;
•
our participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators;

•
the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to us;

•	any variance between the actual operating performance of our hardware achieved compared to the nameplate performance including hashrate;
•	our ability to curtail our electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices;
•	actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which we operate;
•	the availability, suitability, reliability and cost of internet connections at our facilities;
•
our ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions we may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;

•	expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions we may offer);
•	delays, increases in costs or reductions in the supply of equipment used in our operations;
•	our ability to operate in an evolving regulatory environment;
•	our ability to successfully operate and maintain our property and infrastructure;
•	reliability and performance of our infrastructure compared to expectations;
•	malicious attacks on our property, infrastructure or IT systems;
•	our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•	our ability to obtain, maintain, protect and enforce our intellectual property rights and confidential information;
•	any intellectual property infringement and product liability claims;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;
•	the occurrence of any environmental, health and safety incidents at our sites, and any material costs relating to environmental, health and safety requirements or liabilities;
•	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;
•	ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities;
•	ongoing securities litigation relating in part to the default;
•
and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;

•	our failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions;
•	any failure of our compliance and risk management methods;
•
any laws, regulations and ethical standards that may relate to our business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information;

•	our ability to attract, motivate and retain senior management and qualified employees;
•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;

•	climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;
•	the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response;
•	our ability to remain competitive in dynamic and rapidly evolving industries;
•	damage to our brand and reputation;
•	expectations relating to Environmental, Social and Governance issues or reporting;
•	the costs of being a public company;
•
and other important factors discussed under “Item 3.D. Key Information—Risk Factors” in our Annual Report, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this MD&A. Any forward-looking statement that the Company makes in this MD&A speaks only as of the date of such statement. Except as required by law, the Company disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading owner and operator of next-generation data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of RECs). Our data centers are purpose-built for high performance compute and today support a combination of ASICs for Bitcoin mining and GPUs for AI workloads.

Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies, such as U.S. dollars or Canadian dollars.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of December 31, 2023. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk.

We are also diversifying our revenue streams into new markets. As previously announced in June 2023, we have revitalized our strategy of developing HPC solutions, and in August 2023 announced the purchase of 248 NVIDIA H100 GPUs to target generative AI. In February 2024, we announced a three-month GPU cloud service agreement with Poolside SAS AI to utilise those GPUs (with an option to extend for a further three months at the customer’s election) along with the further purchase of 568 NVIDIA H100 GPUs to service potential customer demand.

Our cash and cash equivalents were $90.3 million as of December 31, 2023. Our total revenue was $77.0 million and $30.0 million for the six months ended December 31, 2023 and 2022, respectively. We generated a loss after income tax (expense)/benefit of $10.5 million and $161.9 million for the six months ended December 31, 2023 and 2022, respectively. We generated EBITDA of $3.1 million and $(127.2) million for the six months ended December 31, 2023 and 2022, respectively. We generated Adjusted EBITDA of $20.7 million and $(6.4) million for the six months ended December 31, 2023 and 2022, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax (expense)/benefit, see “Key Indicators of Performance and Financial Conditions.”

We are a vertically integrated business, and both own and operate our computing hardware (ASICs and GPUs), as well as our electrical infrastructure and data centers. We target development of data centers in regions where there are low-cost, abundant, and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with additional security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity on an ongoing basis, including via potential third party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision, and load management in deregulated markets such as Texas).

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of February 2024, has approximately 30MW of data center capacity and hashrate capacity of approximately 0.8 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners).

In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of February 2024, has approximately 80MW of data center capacity and hashrate capacity of approximately 2.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). Our Prince George site has been operating since September 2022 and, as of February 2024, has approximately 50MW of data center capacity and hashrate capacity of approximately 1.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). Our initial deployment of 248 NVIDIA H100 GPUs is also located at our Prince George site.

Each of our sites in British Columbia are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% sourced from clean or renewable sources as reported by BC Hydro and approximately 2% sourced from the purchase of RECs). Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months’ notice.

We have commenced operations at our Childress site (total potential power capacity of 600MW), located in the renewables-heavy Panhandle region of Texas, U.S. Our Childress site has been operating since April 2023 and, as of February 13, 2024, has 40MW of data center capacity and installed hashrate capacity of approximately 1.1 EH/s. As of February 2024, we have purchased RECs in respect of 100% of our energy consumption to date at our Childress site.

The construction of an additional 60MW of data centers for Phase 1 (first 100MW) at our Childress site (total potential power capacity of 600MW) is underway, which is expected to increase our potential operating hashrate capacity to approximately 10 EH/s (assuming the commissioning of certain purchased Bitmain S21 and T21 miners and full utilization of such additional data center capacity). Furthermore, we have commenced site civil works for Phase 2 (second 100MW) and procured certain long-lead items for additional data centers and substations for Phases 2-3 (200MW).

As of February 13, 2024, we have approximately 200MW of data center capacity and installed hashrate capacity of approximately 6.2 EH/s across our sites in BC (160MW) and Texas (40MW).

Our Growth Strategy

We have the ability to further grow our data center capacity at our existing Childress site up to the total potential site capacity of 600MW.

Our near-term focus remains on completing our expansion to 10 EH/s. In relation to growth beyond 10 EH/s, in January 2024, we announced a pathway to increasing our self-mining capacity up to 20 EH/s in 2024 through the purchase of an additional 1 EH/s of Bitmain T21 miners and 9 EH/s of Bitmain T21 miner purchase options. As described above, Childress Phases 2-3 site works to support the potential expansion to 20 EH/s are underway. Decisions with respect to Childress expansion and exercising all, some or none of the miner purchase options will be made during 2024, taking into consideration market conditions, shareholder value and funding availability.

Our business strategy remains focused on continuing to expand our self-mining capacity by further growing our available data center capacity and acquiring additional miners as described under “Recent Developments – Hardware Purchases”.

Furthermore, we have announced a new 1,400MW data center development site located in the renewables-heavy West region of Texas, US. We have paid an initial $4.7 million connection deposit and expect the site to be in-service in late 2026.

We are also diversifying our revenue streams into new markets. As previously announced in June 2023, we have revitalized our strategy of developing HPC solutions, and in August 2023 announced the purchase of 248 NVIDIA H100 GPUs to target generative AI. In February 2024, we announced a three-month GPU cloud service agreement with Poolside SAS AI to utilise those GPUs (with an option to extend for a further three months at the customer’s election) along with the further purchase of 568 NVIDIA H100 GPUs to service potential customer demand. We believe we may be able to leverage our existing infrastructure and expertise to expand our offering HPC solutions and target a range of industries and applications, such as AI/ML, scientific research, and rendering.

Recent Developments

Hardware Purchases

In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which have been deployed at our Prince George site. In February 2024, we entered into a further purchase agreement for 568 NVIDIA H100 GPUs for a total purchase price of approximately $22 million.

In October 2023, we entered into a hardware purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) to acquire 7,002 latest-generation Bitmain S21 miners with a total hashrate of 1.4 EH/s for $19.6 million, of which $2.9 million is deferred until one year after shipment, which are expected to be shipped before April 2024. As of January 31, 2024 we have paid $16.7 million relating to this purchase agreement.

In November 2023, we entered into a hardware purchase agreement with Bitmain to acquire 7,000 new-generation Bitmain T21 miners with a total hashrate of 1.3 EH/s for $18.6 million with an option to increase to 15,380 new-generation Bitmain T21 miners with an additional hashrate of 1.6 EH/s (for an additional $22.3 million) that was exercised in December 2023 which are expected to be shipped before June 2024. As of January 31, 2024, we have paid $14.3 million relating to this purchase agreement including $12.1 million on the purchase of miners and $2.2 million on the exercised option.

In January 2024, we entered into a hardware purchase agreement with Bitmain to acquire 5,000 new-generation Bitmain T21 miners with a total hashrate of 1.0 EH/s for $13.3 million with options exercisable on or before September 30, 2024, to increase up to 53,000 new-generation Bitmain T21 miners with an additional hashrate of 9.1 EH/s at a fixed purchase price of $14 per TH/s. The initial 5,000 new-generation Bitmain T21 miners are expected to be shipped before July 2024 and the miner purchase options have delivery dates through the second half of 2024 (to the extent exercised). As of January 31, 2024, we have paid $14.1 million relating to this purchase agreement including $1.3 million on the purchase of miners and $12.8 million on the exercisable options.

The Bitmain contracts are not able to be terminated by either party, are non-refundable except due to Bitmain’s delay sending a shipping notification for the hardware to us and default interest of 12% is charged on any unpaid amounts under each batch.

Factors Affecting Our Performance

Market Value of Bitcoin

We derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD, typically on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.

In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, the global hashrate would fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions. However, we also note that the global hashrate may also increase or decrease irrespective of changes in the Bitcoin price.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this annual report, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to our Business” in our Annual Report for further information.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half again to 12.5 Bitcoins on July 9, 2016 at block 420,000, and cut in half yet again to 6.25 Bitcoins on May 11, 2020 at block 630,000. The next three halving events for Bitcoin are expected to take place in 2024 at block 840,000 (when the reward will reduce to 3.125 Bitcoins), in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our hashrate capacity decrease. As a result, these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total hashrate capacity relative to the overall global hashrate —all else being equal—to maintain the same amount of Bitcoin mining revenue. To remain cost competitive compared to other mining sector participants, in addition to targeting cost effective sources of energy and operating efficient data center infrastructure, we may also need to maintain an energy efficient mining fleet.

Our Bitcoin mining operations currently utilize the Antminer S19j Pro miners and S21 miners produced by Bitmain, with additional miner purchase and/or option agreements for Antminer T21 miners.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality and efficiency. To maintain our competitive edge over the long-term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

Ability to Secure Low-Cost Renewable Power

Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher global hashrate, and the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long-term.

Governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities. This has led, and could lead, to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally. The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and there approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market (including price fluctuations in commodity prices such as the price of fossil fuels).

Competitive Environment

We compete with a variety of miners globally, including individual hobbyists, mining pools and public and private companies. We believe that, even if the price of Bitcoin decreases, the market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including the Company, would earn.

Market Events Impacting the Digital Asset Industry

In the past, market events in the digital asset industry have negatively market sentiment towards the broader digital asset industry. There have also been declines from time to time in the value of digital assets, including the value of Bitcoin, in connection with these events, which have impacted the Group from a financial and operational perspective. We expect that any such declines that may occur in the future would also impact the business and operations of the Group, and if such declines are significant, they could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing.

Market Events Impacting Digital Asset Trading Platforms

In the past, market events in the digital asset markets have involved and/or impacted certain digital asset trading platforms. As described under “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report, we are subject to a number of risks outside our control which could impact our business.

Ability to Secure Customers

Our growth strategies include exploring the potential diversification of our revenue streams into new markets. We have revitalized our strategy of exploring the development of HPC solutions. We believe we may be able to leverage our existing infrastructure and expertise to expand into offering HPC solutions and target a range of customers across various sectors, including AI customers. Our ability to secure customers on commercially reasonable terms or at all, will affect our  expansion into HPC solutions. Our strategy may not be successful as a result of a number of factors described under “Item  3.D. Risk Factors—Risks Related to Our Business—Our increased focus on potential HPC solutions may not be successful and may result in adverse consequences to our business, results of operations and financial condition” in our Annual Report.  Our efforts to explore the diversification of our revenue streams may distract management, require significant additional capital, expose us to new competition and market dynamics, and increase our cost of doing business.

Key Indicators of Performance and Financial Condition

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the three and six months ended December 31, 2023 and 2022, include:

EBITDA

EBITDA excludes interest income, income tax expense, depreciation and amortization, other finance expenses, and non-cash fair value gains and losses on hybrid financial instruments, which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes in the impact of the cost of depreciation of mining equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. The fair value gains and losses on hybrid financial instruments are significant non-cash accounting entries and are extracted to enable management to review and compare the underlying results of operations period on period. We believe EBITDA is a useful metric for assessing operating performance before the impact of non-cash and other items. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe EBITDA and EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets. EBITDA and EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of EBITDA to loss after income tax (expense)/benefit:

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Loss after income tax (expense)/benefit	(5,228)	(143,954)	(10,527)	(161,894)
Add/(deduct) the following:
Other finance expense/(benefit)	30	10,350	64	13,915
Interest income	(665)	(257)	(1,378)	(214)
Depreciation	7,558	11,544	15,177	18,996
Income tax expense/(benefit)	(1,065)	(411)	(244)	2,030
EBITDA	630	(122,728)	3,092	(127,167)

Bitcoin Mining Revenue	42,047	13,755	76,444	29,967

Loss after income tax benefit/ (expense) margin(1)	(12%)	(1,047%)	(14%)	(540%)

EBITDA margin(2)	2%	(892%)	4%	(424%)

(1)	Loss after income tax (expense)/benefit margin is calculated as Loss after income tax (expense)/benefit divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

Adjusted EBITDA

Adjusted EBITDA is EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains/losses on financial assets, and certain other  expense items. Beginning in the fiscal year ended June 30, 2024, the Company has changed its definition of Adjusted EBITDA to exclude unrealized fair value gains/losses on financial instruments. This is a change from the presentation of Adjusted EBITDA in prior periods, and these adjustments did not have any impact on the calculation of Adjusted EBITDA in prior periods. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Adjusted EBITDA and Adjusted EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Adjusted EBITDA to loss after income tax (expense)/benefit:

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Loss after income tax (expense)/benefit	(5,228)	(143,954)	(10,527)	(161,894)
Add/(deduct) the following:
Other finance expense	30	10,350	64	13,915
Interest income	(665)	(257)	(1,378)	(214)
Depreciation	7,558	11,544	15,177	18,996
Income tax expense/(benefit)	(1,065)	(411)	(244)	2,030
EBITDA	630	(122,728)	3,092	(127,167)

Bitcoin Mining Revenue	42,047	13,755	76,444	29,967

Loss after income tax (expense)/benefit margin(1)	(12%)	(1,047%)	(14%)	(540%)

EBITDA margin(2)	2%	(892%)	4%	(424%)
Add/(deduct) the following:

Impairment of assets(3)	-	105,172	-	105,172
Reversal of impairment of assets(4)	(108)	-	(108)	-
Share-based payment expense – $75 exercise price options	3,030	3,036	5,895	5,920
Share-based payment expense – other	2,936	116	5,910	850
Foreign exchange (gain)/loss	4,707	6,225	2,449	7,176
Other expense items(5)	2,455	144	3,186	1,689
Unrealized (gain)/loss on financial asset	258	-	258	-

Adjusted EBITDA	13,908	(8,035)	20,682	(6,360)
Adjusted EBITDA margin(6)	33%	(58%)	27%	(21%)

(1)	Loss after income tax (expense)/benefit margin is calculated as Loss after income tax (expense)/benefit divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

(3)
Impairment of assets for the six months ended December 31, 2023 and December 31, 2022 was nil and $105.2 million, respectfully. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information. Impairment expense for the period ended December 31, 2022 includes $15.2 million previously reported as loss on other receivables.

(4)
Reversal of impairment of assets for the six months ended December 31, 2023 and December 31, 2022 was $(0.1) million and nil, respectfully. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(5)	Other expense items include professional fees incurred in relation to the securities class action, and one-off additional remuneration.

(6)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Bitcoin Mining Revenue.

Components of our Results of Operations

Revenue

Bitcoin mining revenue

The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price at the end of the day at the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at December 31, 2023 (December 31, 2022: Nil).

Other income

Other income has been earned for our participation in demand response programs at the Group's site in Childress, Texas.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation

We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years and plant and equipment is depreciated over 3-10 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consists of the cost of electricity to power our data center sites. The price of electricity in BC is subject to a regulated tariff that may be adjusted by the supplier from time to time, resulting in increases or decreases in the cost of electricity we purchase. In Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. Electricity at Childress, Texas is sourced from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid. We may participate in demand response programs, load curtailment in response to prices, or other programs, as part of our electricity procurement strategies in Texas, including the use of automated systems to reduce our power consumption in response to market signals.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted share units issued to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets and other assets.

Reversal of impairment of assets

Reversal of impairment of assets represent the reversal of an impairment loss recognised on mining hardware, mining hardware prepayments, development assets and other assets in prior periods.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Other operating expenses

Other operating expenses represent insurance, marketing, office rent, travel, repairs and maintenance, charitable donations, a provision for non-refundable GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, legal costs, and general business expenses required to operate the business.

Gain/(loss) on sale of assets

Gain/(loss) on sale of assets includes net gains or losses on disposal of mining hardware and other assets.

Unrealized gain/(loss) on financial asset

Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense consists primarily of interest expense on lease liabilities, mining hardware financing arrangements and amortization of capitalized borrowing costs.

Interest income

Interest income includes interest generated on short-term cash deposits with regulated financial institutions.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax (expense)/benefit

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. Tax liabilities arise to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.

Results of Operations

The following table summarizes our results of operations, disclosed in the unaudited interim consolidated statement of profit or loss and other comprehensive income/(loss) for the three and six months ended December 31, 2023 and 2022.

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
Revenue	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Bitcoin mining revenue	42,047	13,755	76,444	29,967
Other income	527	-	527	-

Expenses
Depreciation	(7,558)	(11,544)	(15,177)	(18,996)
Electricity charges	(16,746)	(7,362)	(36,111)	(13,937)
Realized gain/(loss) on financial asset	101	-	3,119	-
Employee benefits expense	(4,334)	(4,064)	(8,511)	(8,662)
Share-based payments expense	(5,966)	(3,152)	(11,805)	(6,770)
Impairment of assets	-	(105,172)	-	(105,172)
Reversal of impairment of assets	108	-	108	-
Professional fees	(2,322)	(1,747)	(3,932)	(3,040)
Other operating expenses	(7,825)	(3,624)	(14,056)	(7,240)
Gain/(loss) on sale of assets	5	(5,137)	16	(5,137)
Unrealized gain/(loss) on financial asset	(258)	-	(258)	-
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	(2,221)	(128,047)	(9,636)	(138,987)
Finance expense	(30)	(10,350)	(64)	(13,915)
Interest income	665	257	1,378	214
Foreign exchange gain/(loss)	(4,707)	(6,225)	(2,449)	(7,176)
Loss before income tax expense	(6,293)	(144,365)	(10,771)	(159,864)
Income tax (expense)/benefit	1,065	411	244	(2,030)
Loss after income tax (expense)/benefit	(5,228)	(143,954)	(10,527)	(161,894)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	7,584	14,112	2,002	(12,115)
Other comprehensive income/(loss), net of tax	7,584	14,112	2,002	(12,115)
Total comprehensive income/(loss)	2,356	(129,842)	(8,525)	(174,009)

Comparison of the six months ended December 31, 2023 and 2022

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the six months ended December 31, 2023 and 2022, was $76.4 million and $30.0 million, respectively. This revenue was generated from the mining and sale of 2,367 and 1,503 Bitcoin during the six months ended December 31, 2023 and 2022, respectively. The $46.4 million increase in revenue comprises a $18.9 million increase attributable to the increase in the average Bitcoin price and $27.5 million increase attributable to the increase in average operating hashrate during the six months ended December 31, 2023 as compared to the six months ended December 31, 2022, which was partially offset by the increase in the difficulty implied global hashrate during the same period. Average operating hashrate increased to 5.6 EH/s for the six months ended December 31, 2023 from 2.1 EH/s for the six months ended December 31, 2022.

Other income

Our other income for the six months ended December 31, 2023 and 2022, was $0.5 million and nil, respectively. Other income generated during the six months ended December 31, 2023 primarily comprised of $0.5 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress.

Expenses

Depreciation

Depreciation primarily consists of the depreciation of Bitcoin mining hardware and data centers. Depreciation expense for the six months ended December 31, 2023 and 2022 was $15.2 million and $19.0 million, respectively. This decrease was primarily due to the impairment of mining hardware recorded during the six months ended December 31, 2022 resulting in a decreased depreciation charge recorded over the remaining portion of the useful economic life of the impaired assets.

Electricity charges

Electricity charges for the six months ended December 31, 2023 and 2022 was $36.1 million and $13.9 million, respectively. This increase was primarily due to the increase in average operating hashrate to 5.6 EH/s for the six months ended December 31, 2023 from 2.1 EH/s for the six months ended December 31, 2022.

The electricity charges per Bitcoin mined increased from $9,273 for the six months ended December 31, 2022 to $15,256 for the six months ended December 31, 2023 primarily due to an increase in the average global hashrate. The electricity charges per Bitcoin mined excludes other income generated for our participation in an ERCOT demand response program and the realized gain/(loss) on financial asset as outlined below.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. Realized gain recorded on financial asset for the six months ended December 31, 2023 and December 31, 2022 was $3.1 million and nil respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the six months ended December 31, 2023 and 2022 was $8.5 million and $8.7 million, respectively.

Share-based payments expense

Share-based payments expense for the six months ended December 31, 2023 and 2022 was $11.8 million and $6.8m, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See note 17 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Impairment of assets

Impairment of assets for the six months ended December 31, 2023 of and 2022 was nil and $105.2 million, respectively. During the six months ended December 31, 2022 we recorded an impairment of $105.2 million which included an impairment of $90.5 million of mining hardware, $13.0 million related to mining hardware prepayments, $1.1 million related to development assets and $0.6 million related to goodwill.

Reversal of impairment of assets

Reversal of impairment of assets for the six months ended December 31, 2023 of and 2022 was $(0.1) million and nil, respectively. The reversal of impairment of assets for the six months ended December 31, 2023 reflects a reversal of $0.1 million on a previously impaired development asset which was partially recovered.

Professional fees

Professional fees for the six months ended December 31, 2023 and 2022 was $3.9 million and $3.0 million, respectively. In the six months ended December 31, 2023 $0.5 million related to the audit fees and $1.3 million related to one-off costs in relation to the securities class action litigation.

Other operating expenses

Other operating expenses for the six months ended December 31, 2023 and 2022 was $14.1 million and $7.2 million, respectively. Other operating expenses represent insurance, marketing, office rent, travel, repairs and maintenance, charitable donations, a provision for GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, legal costs, and general business expenses required to operate the business (see note 4 to our unaudited interim consolidated financial statements included in this Form 6-K). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $0.6 million in sponsorship and marketing, $1.7 million in site expenses which include repairs and maintenance costs, $1.8 million in legal expenses, and $1.9 million and $0.6 million of a provision for non-refundable GST and PST, respectfully.

Gain/(loss) on disposal of assets

Our gain/(loss) on disposal of assets for the six months ended December 31, 2023 and 2022, was a $0.02 million gain and $5.1 million loss, respectively. During the six months ended December 31, 2022 a net loss of $5.1 million on disposal of mining hardware and other assets was recognised. No such sales occurred during the six months ended December 31, 2023.

Unrealized gain/(loss) on financial asset

Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. The Group recorded an unrealized loss on financial asset for the six months ended December 31, 2023 and December 31, 2022 of $0.3 million and nil respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense for the six months ended December 31, 2023 and 2022 was $0.1 million and $13.9 million, respectively. Finance expense for the six months ended December 31, 2023 primarily relates to interest on the lease liability. The decrease from the six-month period ended December 31, 2022 primarily related to interest expense on borrowings including late fees and interest charged on third-party loans held by the two separate wholly-owned, special purpose vehicles of the Company (collectively the “Non-Recourse SPVs") which were deconsolidated during the year ended June 30, 2023 and as such did not recur during the six months ended December 31, 2023.

Interest income

Interest income for the six months ended December 31, 2023 and 2022 was $1.4 million and $0.2 million, respectively. The increase was primarily driven by an increase in interest rates and underlying cash deposits.

Foreign exchange gains/(loss)

Foreign exchange loss for the six months ended December 31, 2023 and 2022 was $2.4 million and $7.2 million, respectively. The decreased loss was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax (expense)/benefit

Income tax (expense)/benefit for the six months ended December 31, 2023 and 2022 was a $0.2 million benefit and a $(2.0) million expense, respectively. The income tax benefit for the six months ended December 31, 2023 was primarily due to the recognition of deferred tax benefits on accrued expenses and provisions. The income tax expenses for the six months ended December 31, 2022 was primarily due to accelerated tax depreciation utilised on mining hardware.

Loss after income tax (expense)/benefit for the period

The loss after income tax expense for the six months ended December 31, 2023 and 2022 was $10.5 million and $161.9 million, respectively. The decreased loss is primarily attributable to the increase in bitcoin revenue and the decrease in the impairment of assets during the six months ended December 31, 2023.

Comparison of the three months ended December 31, 2023 and 2022

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the three months ended December 31, 2023 and 2022, was $42.0 million and $13.8 million, respectively. This revenue was generated from the mining and sale of 1,144 and 723 Bitcoin during the three months ended December 31, 2023 and 2022, respectively. The $28.2 million increase in revenue comprises a $13.4 million increase attributable to the increase in the average Bitcoin price and $14.8 million attributable to the increase in the average operating hashrate during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, which was partially offset by the increase in the difficulty implied global hashrate during the same period. Average operating hashrate increased to 5.6 EH/s for the three months ended December 31, 2023 from 2.2 EH/s for the three months ended December 31, 2022.

Other income

Other income for the three months ended December 31, 2023 and 2022, was $0.5 million and nil, respectively. Other income generated during the three months ended December 31, 2023 primarily comprised of $0.5 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress.

Expenses

Depreciation

Depreciation expense for the three months ended December 31, 2023 and 2022, was $7.6 million and $11.5 million, respectively. This decrease was primarily due to the impairment of mining hardware recorded during the three months ended December 31, 2022, resulting in a decreased depreciation charge recorded over the remaining portion of the useful economic life of the impaired assets.

Electricity charges

The electricity charges for the three months ended December 31, 2023 and 2022, was $16.7 million and $7.4 million, respectively. This increase was primarily due to the increase in average operating hashrate to 5.6 EH/s for the three months ended December 31, 2023 from 2.2 EH/s for the three months ended December 31, 2022.

The electricity charges per Bitcoin mined increased from $10,183 for the three months ended December 31, 2022 to $14,638 for the three months ended December 31, 2023 primarily due to an increase in the average global hashrate. The electricity charges per Bitcoin mined excludes other income generated for our participation in an ERCOT demand response program and the realized gain/(loss) on financial asset as outlined below.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. Realized gain recorded on financial asset for the three months ended December 31, 2023 and December 31, 2022 was $0.1 million and nil, respectfully. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses for the three months ended December 31, 2023 and 2022 was $4.3 million and $4.1 million, respectively. Both periods include employee benefits expenses consisting primarily of wages and salaries paid to employees and contractors, and associated taxes.

Share-based payments expense

Share-based payments expense for the three months ended December 31, 2023 and 2022 were $6.0 million and $3.2 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See note 17 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Impairment of assets

Impairment of assets for the three months ended December 31, 2023 of and 2022 was nil and $105.2 million, respectively. During the three months ended December 31, 2023, we recorded an impairment of $105.2 million which included an impairment of $90.5 million of mining hardware, $13.0 million related to mining hardware prepayments, $1.1 million related to development assets and $0.6 million related to goodwill.

Reversal of impairment of assets

Reversal of impairment of assets for the three months ended December 31, 2023 of and 2022 was $(0.1) million and nil, respectively. The reversal of impairment of assets for the three months ended December 31, 2023 reflects a reversal of $0.1 million on a previously impaired asset which was partially recovered.

Professional fees

Professional fees for the three months ended December 31, 2023 and 2022 was $2.3 million and $1.7 million, respectively. In the three months ended December 31, 2023 $0.3 million related to the audit fees and $0.6 million related to one-off costs in relation to the securities class action litigation.

Other operating expenses

Other operating expenses for the three months ended December 31, 2023 and 2022 was $7.8 million and $3.6 million, respectively. Other operating expenses represent insurance, marketing, office rent, travel, repairs and maintenance, charitable donations, a provision for GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, legal costs, and general business expenses required to operate the business (see note 4 to our unaudited interim consolidated financial statements included in this Form 6-K). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company, and includes an increase of $0.6 million in site expenses which include repairs and maintenance costs , $1.8 million in legal expenses, and $0.8 million and $0.3 million of a provision for non-refundable GST and PST, respectfully.

Gain/(loss) on disposal of assets

Our gain/(loss) on disposal of assets for the three months ended December 31, 2023 and 2022, were $0.01 million gain and $5.1 million loss, respectively. During the three months ended December 31, 2022, a net loss of $5.1 million on disposal of mining hardware and other assets was recognised.  No such sales occurred during the three months ended December 31, 2023.

Unrealized gain/(loss) on financial asset

Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. The Group recorded an unrealized loss on financial asset for the three months ended December 31, 2023 and December 31, 2022 of $0.3 million and nil respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense for the three months ended December 31, 2023 and 2022 was $0.03 million and $10.4 million, respectively. Finance expense for the three months ended December 31, 2023 primarily relates to interest on the lease liability. The decrease from the three month period ended December 31, 2022 primarily related to interest expense on borrowings including late fees and interest charged on third-party loans held by two of the Non-Recourse SPVs which were deconsolidated during the year ended June 30, 2023 and as such did not recur during the three months ended December 31, 2023.

Interest income

Interest income for the three months ended December 31, 2023 and 2022 was $0.7 million and $0.3 million, respectively. The increase was primarily driven by an increase in interest rates and underlying cash deposits.

Foreign exchange loss

Foreign exchange loss for the three months ended December 31, 2023 and 2022 was $4.7 million and $6.2 million, respectively. The decrease in the loss reported was primarily related to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax (expense)/benefit

Income tax (expense)/benefit for the three months ended December 31, 2023 and 2022 was a benefit of $1.1 million and $0.4 million, respectively. The increase in benefit was primarily related to an increase in the recognition of deferred tax benefits on accrued expenses and provisions.

Loss after income tax (expense)/benefit for the period

The loss after income tax expense for the three months ended December 31, 2023 and 2022 was $5.2 million and $144.0 million, respectively. The decrease was primarily attributable to the increased bitcoin mining revenue and decrease in impairment and loss allowance for other receivables as discussed above.

Liquidity and Capital Resources

Prior to our IPO, we primarily relied on private financings to fund our operations, meet ongoing working capital needs, and execute on our business plan’s initial stages. For example, in fiscal year 2021, we made the following financings: (i) on October 28, 2020, we issued SAFE instruments at a conversion price of $2.57 (A$3.50) per Ordinary share; (ii) on January 5, 2021, we issued convertible notes at a conversion price of $2.57 (A$3.50) per Ordinary share; (iii) on April 1, 2021 we issued convertible notes at a conversion price of $8.63 (A$11.75) per Ordinary share; and iv) on October 8, 2021 we issued convertible notes at a conversion price of  $21.00 per Ordinary share. These SAFE instruments and convertible notes were converted into 1,192,934 Ordinary shares, 8,067,517 Ordinary shares, 10,130,879 Ordinary shares and 5,443,778 Ordinary shares, respectively, upon consummation of the IPO on November 16, 2021.

On November 19, 2021, we consummated our IPO in which we issued 8,269,231 Ordinary shares for net proceeds of $215,330,775.

On September 23, 2022, we entered into an Ordinary shares purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, we have the right to sell to B. Riley up to $100.0 million of our Ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement ending on September 23, 2024, unless earlier terminated. Sales of our Ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley under the Purchase Agreement. A resale registration statement relating to shares sold to B. Riley under the Purchase Agreement was subsequently declared effective by the SEC on January 26, 2023. As of December 31, 2023, we had sold 24,342,138 Ordinary shares under the Purchase Agreement for aggregate gross proceeds of approximately $93.0 million (net proceeds of $90.2 million). On February 15, 2024, we terminated the Ordinary shares purchase agreement and registration rights agreement terminating the offering and sale of its Ordinary shares that were registered thereunder.

On September 13, 2023, we entered into an At Market Sales Agreement (“Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC (each a “Broker” and collectively, “the Brokers”), pursuant to which we have the option, but not the obligation, to sell up to $300,000,000 of its Ordinary shares through or to the Brokers, for a period of up to 36 months (“the ATM Facility”). As of December 31, 2023, we had sold 4,679,200 Ordinary shares were under the Sales Agreement for aggregate gross proceeds of approximately $24.3 million (net proceeds of $23.5 million). Subsequent to December 31, 2023, we sold a further 19,660,120 Ordinary shares for aggregate gross proceeds of approximately $92.9 million (net proceeds of $90.2 million).

The total number of Ordinary shares outstanding as of February 14, 2024, is 104,033,219.

We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital to fund further capital or liquidity needs, and growth plans.

Going Concern Determination

The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the six months ended December 31, 2023, the Group incurred a loss after tax of $10.5 million (December 31, 2022: $161.9 million) and net operating cash inflows of $21.2 million (December 31, 2022: outflows of $6.3 million). As at December 31, 2023, the Group had net current assets of $76.8 million (June 30, 2023: net current assets of $65.2 million) and net assets of $381.8 million (June 30, 2023: net assets of $305.4 million).

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, the halving event expected in the fourth fiscal quarter of fiscal year 2024 and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to try execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group.

The key assumptions include:

•	A base case scenario assuming recent Bitcoin prices and global hashrate, with a reduction in global hashrate following the halving event expected in the fourth fiscal quarter of fiscal year 2024;

•	Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie (BC, Canada), 50MW Prince George (BC, Canada), and 30MW Canal Flats (BC, Canada).

•	A fourth operational site at Childress, Texas with initial installed nameplate capacity of 20MW incrementally increasing to 100 MW by June 30, 2024.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event expected in the fourth fiscal quarter of fiscal year 2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Off-Balance Sheet Arrangements

As of December 31 and June 30, 2023, we did not have any material off-balance sheet arrangements.

Historical Cash Flows

The following table sets forth a summary of our historical cash flows for the six months ended December 31, 2023, and December 31, 2022 presented.

	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
	($ thousands)	($ thousands)

Net cash from/(used) in operating activities	21,246	(6,263)
Net cash used in investing activities	(74,258)	(50,715)
Net cash from financing activities	74,114	(9,954)
Net cash and cash equivalents increase/(decrease)	21,102	(66,932)
Cash and cash equivalents at the beginning of the period	68,894	109,970
Effects of exchange rate changes on cash and cash equivalents	311	(2,377)
Net cash and cash equivalents at the end of the period	90,307	40,661

Operating activities

Net cash from/(used in) operating activities was a net cash inflow of $21.2 million for the six months ended December 31, 2023, compared to a net cash outflow of $6.3 million for the six months ended December 31, 2022. For the six months ended December 31, 2023, there was an increase in operating cashflows due in part to the increasing price of Bitcoin and increase in operating capacity of our miners to 5.6 EH/s.

Investing activities

Net cash used in investing activities was a cash outflow of $74.3 million for the six months ended December 31, 2023, compared to a cash outflow of $50.7 million for the six months ended December 31, 2022. For the six months ended December 31, 2023, the net cash used in investing activities primarily consisted of payments for infrastructure and computer hardware for our sites in Childress, Texas, and British Columbia, Canada.

Financing activities

Net cash from financing activities was a net cash inflow of $74.1 million for the six months ended December 31, 2023, compared to a cash outflow of $10.0 million for the six months ended December 31, 2022. For the six months ended December 31, 2023, the net cash inflow from financing activities primarily consisted of proceeds relating to both our committed equity facility and at the market offering program.

Contractual Obligations

Financial instruments and other liabilities

The following table summarizes our remaining contractual maturity for financial instruments and other liabilities as of December 31, 2023, and the years which these obligations are due:

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total

	($ thousands)
Non-interest bearing
Trade and other payables	17,503	-	-	-	17,503
Lease liability	341	247	406	2,220	3,214
Total	17,844	247	406	2,220	20,717

Hardware Purchase Contracts

The details of the Hardware Purchase Contracts are disclosed in the “Hardware Purchases” section above.

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. There have been no material changes to the Company’s legal proceedings as disclosed in “Item 4.B. Information on the Company—Business Overview” in our Annual Report, except as described in note 15 of the unaudited interim consolidated financial statements included in this Form 6-K.

Risk Factors

There have been no material changes to the Company’s risk factors as disclosed in “Item 3.D. Key Information—Risk Factors” in our Annual Report.